06009683

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 8/10

SEC FILE NUMBER
8-50445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 9 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

NAME OF BROKER-DEALER: Clark Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 52nd Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Huerta (214) 661-3520

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – If individual, state last, first, middle name)

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

0601-0706695

OATH OR AFFIRMATION

I, Carlos Huerta, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Clark Securities Inc. as of December 31, 2005, are true and correct. I further affirm that neither the company nor any principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

MARTIN J. WEBB
MY COMMISSION EXPIRES
March 15, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Clark Securities, Inc.
Year Ended December 31, 2005
With Report and Supplementary Report of Independent Registered
Public Accounting Firm

Clark Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Clark Securities, Inc.

We have audited the accompanying statement of financial condition of Clark Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Securities, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplemental information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 27, 2006

Clark Securities, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 5,358,908
Commissions receivable	1,787,003
Other assets	241,849
Total assets	$ 7,387,760
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 31,803
Deferred tax liability	11,986
Accounts payable to affiliated companies	775,467
Accounts payable	126,695
Bonuses payable	153,617
Other accrued liabilities	113,710
Total liabilities	1,213,278
Stockholder's equity:	
Common stock, no par value:	
Authorized 1,000 shares	
Issued 1,000 shares	15,000
Paid-in capital	1,235,000
Retained earnings	4,924,482
Total stockholder's equity	6,174,482
Total liabilities and stockholder's equity	$ 7,387,760

See accompanying notes.

Clark Securities, Inc.

Statement of Operations

Year Ended December 31, 2005

Revenues:	
Commission and fee income	$ 47,459,852
Interest income	119,446
Total revenues	47,579,298
Expenses:	
Commissions	2,123,372
Operating	29,273,706
Total expenses	31,397,078
Income before income taxes	16,182,220
Income taxes	6,352,287
Net income	$ 9,829,933

See accompanying notes.

Clark Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2004	$ 15,000	$ 1,235,000	$ 4,602,166	$ 5,852,166
Distributions to Parent	–	–	(9,507,617)	(9,507,617)
Net income	–	–	9,829,933	9,829,933
Balance at December 31, 2005	$ 15,000	$ 1,235,000	$ 4,924,482	$ 6,174,482

See accompanying notes.

Clark Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Operating activities	
Net income	$ 9,829,933
Adjustments to reconcile net income to net cash from operating activities:	
Deferred taxes	8,857
Changes in operating assets and liabilities:	
Commissions receivable	1,125,027
Other assets	(18,970)
Commissions payable	(159,988)
Accounts payable to affiliated companies	(688,667)
Accounts payable and accrued liabilties	(83,831)
Net cash from operating activities	10,012,361
Financing activities	
Distributions to Parent	(9,507,617)
Net cash used in financing activities	(9,507,617)
Net increase in cash	504,744
Cash at beginning of year	4,854,164
Cash at end of year	$ 5,358,908
Supplemental cash flow information	
Cash paid to Parent for income taxes	$ 6,352,287

See accompanying notes.

Clark Securities, Inc.

Notes to Financial Statements

Year Ended December 31, 2005

1. Organization

Clark Securities, Inc. (the Company) is a wholly owned subsidiary of Clark Consulting, Inc., which, in turn, is a wholly owned subsidiary of Clark, Inc (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company is engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual funds, and variable annuity contracts primarily to large U.S. corporations.

2. Summary of Significant Accounting Policies

Cash Equivalents

Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents, including short term reverse repurchase agreements. Cash equivalents are stated at amounts that approximate fair value.

Commission Income

Commission income is accrued at the time a contract or policy application is completed, the premium is paid (if applicable), and the party is contractually committed to purchase the contract or policy. In addition, commission income from contract or policy renewals is recognized on the date that the renewal premium is due or paid by the client to the insurance company, depending on the type of policy.

Commissions Receivable

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience. At December 31, 2005, commissions receivable is reported in the statement of financial condition, net of an allowance for doubtful accounts of $109,845.

2. Summary of Significant Accounting Policies (continued)

Commissions Payable

The Company accrues commission expense and the related commission payable at the time the commission income is recorded.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

Financial Instruments

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related-Party Transactions

The Parent and its affiliates provide services and pay certain expenses on behalf of the Company under the terms of an expense allocation arrangement. During the year ended December 31, 2005, $28,893,149 was allocated for these services and expenses which are included in operating expenses in the statement of operations. These services included, but were not limited to, contract labor, employee recruitment and training, IT support, meetings and seminars, payroll service, and records management.

4. Commitments

The Company intends to continue to make periodic distributions to the Parent while maintaining net capital in excess of its required amount.

The assets of the Company have been pledged to a group of banks under the terms of the Parent's credit facility.

From time to time, the Company is involved in various claims and lawsuits incidental to its business. The Company is not aware of any legal proceedings that are believed to have a material effect on the Company's financial position.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2005, the Company had net capital, as defined under the Rule, of $5,057,316 which was $4,977,230 in excess of its required net capital of $80,086. At December 31, 2005, the Company's aggregate indebtedness to net capital ratio was 0.24 to 1.00.

6. Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The tax-sharing policy between the Company and the Parent provides that the Company will realize tax expense or benefit based on the effect of the Company's earnings or loss on the consolidated income tax return of the Parent.

The Company's income tax expense differs from the amount derived by applying the United States statutory corporation tax rate of 35%, due to state income taxes.

6. Income Taxes (continued)

The provision for income taxes for the year ended December 31, 2005 includes the following components:

	2005
Current:	
Federal	$ 5,599,244
State	744,186
Total current	6,343,430
Deferred	8,857
Total income taxes	$ 6,352,287

The tax effects of temporary timing differences that give rise to elements of deferred tax assets and liabilities as of December 31, 2005 are as follows:

	2005
Deferred tax asset:	
Other assets	$ 36,164
Bad debt allowance	41,005
Other	288
Deferred tax liability:	
Prepaid expenses	(89,443)
Total net deferred tax liability	$ (11,986)

Supplemental Information

Clark Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Net capital		
Total stockholder's equity		$ 6,174,482
Nonallowable assets and deductions:		
Other assets	$241,849	
Commissions receivable	875,317	
Total nonallowable assets and deductions		1,117,166
Net capital		$ 5,057,316

Computation of alternate net capital requirement

Aggregate indebtedness	$ 1,201,292
Minimum net capital requirement (greater of $5,000 or 6.67% of aggregate indebtedness)	80,086
Net capital	$ 5,057,316
Excess net capital	$ 4,977,230
Excess net capital at 1000%	$ 4,937,187
Ratio of Aggregate Indebtedness to Net Capital	0.24

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Corporation's unaudited December 31, 2005, Part IIA FOCUS filing.

Clark Securities, Inc.

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of 15c3-3.

Ernst & Young

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
Clark Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Clark Securities, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 27, 2006